September 4, 2024

Brian Brown
Chief Legal and Compliance Officer
AvePoint, Inc.
525 Washington Blvd, Suite 1400
Jersey City, NJ 07310

       Re: AvePoint, Inc.
           Schedule TO-I filed August 27, 2024
           File No. 005-91137
Dear Brian Brown:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed August 27, 2024; Offer Letter
General

1. Please ensure on future filings that the EDGAR tag "SC 13E-3/A" is associated with the filing, in addition to the EDGAR tag "SC TO-I/A."
2.     Refer to your disclosure of    [a]lternatives: None    in Item 7(b) of
the Schedule TO-I.
       Refer also to disclosure on page three of the Offer Letter that    [i]n
evaluating the
       Transaction, the Company considered conducting an exchange offer for the Warrants as an alternative in which the Warrants would be exchanged for shares of Common Stock.
       Given this apparent discrepancy, please revise or advise.
3.     Disclosure in Item 9(c) states    [n]ot applicable.    Please revise and
make the statements
       required by Item 1015(c) of Regulation M-A in the disclosure document.
4.     Please provide the information required by Item 1003(c)(5) of Regulation
M-A.
Summary Term Sheet, page 1
 September 4, 2024
Page 2

5. We note the following disclosure on pages 3 and 26: "The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions." All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under
       Regulation 14E. Please revise the language relating to the circumstances that may
       "trigger" an offer condition to avoid the implication that they may be within the
       Company's control. See Question 101.02 of the Division of Corporation Finance's "Tender
       Offer Rules and Schedules" Compliance and Disclosure Interpretations. Effects of the Transaction on the Market for the Warrants, page 5

6.     We note your disclosure on page six that    [t]he Offer Purchase Price
was determined
       following negotiations with parties holding more than a majority of the outstanding
       Warrants.    Describe such negotiations, including who initiated such
negotiations. Refer to
       Item 1005(c)(2) of Regulation M-A, including the instruction thereto. Source and Amount of Funds; Fees and Expenses, page 21

7.     Refer to disclosure on page 21 that you    estimate that the total
amount of cash required to
       complete the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation
       will be approximately $1,324,000 million    (emphasis added), which
appears to be a
       typographical error. In addition, $1,324,000 appears to solely reflect the fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation and does not include the amount required to purchase all of the outstanding Warrants.
       Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions